UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission file number: 001-41670

Apollomics Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On August 28, 2025, Apollomics Inc. (the “Company”) announced that due to its cash position, the Company has terminated all U.S. employees, including the Chief Executive Officer, Dr. Guo-Liang Yu, and Chief Financial Officer, Dr. Matthew Plunkett, effective as of August 29, 2025. The Company also announced that it expects to discontinue all activities related to the SPARTA clinical trial as soon as possible.

On August 28, 2025, the Company also announced an Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on September 4, 2025, at 10:00 a.m. PT, to seek shareholder approval of the winding up of the Company. The notice and proxy statement of the Meeting and the form of proxy card are furnished hereto as Exhibits 99.1 and 99.2, respectively.

The information in this Form 6-K relating to the termination of U.S. employees, discontinuation of clinical trial activities and the announcement of the Meeting is incorporated by reference into the Company’s registration statements under the Securities Act, including its registration statements on Form S-8 (File No. 333-272559) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description

99.1	Notice of the Meeting and Proxy Statement

99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Apollomics Inc.

Date: August 28, 2025	By:	/s/ Guo-Liang Yu
Guo-Liang Yu, Ph.D. Chief Executive Officer